EXHIBIT 16

[Deloitte & Touche LLP Letterhead]

January 31, 2005

Securities and Exchange Commission

Mail Stop 11-3

450 5th Street, N.W.

Washington, D.C. 20549

Dear Sirs / Madams:

We have read Item 4.01 of Archon Corporation’s Form 8-K dated January 25, 2005, and have the following comments:

1.	We agree with the statements made in the first sentence of (a) i. We have no basis on which to agree or disagree with the second sentence of (a) i.

2.	We agree with the statements made in (a) ii, (a) iii and (a) v.

3.	We agree with the statements made in (a) iv, except for the last sentence of the second and third paragraphs for which we have no basis to agree or disagree.

Yours truly,

/s/ Deloitte & Touche LLP